

Jeffrey Johnson · 3rd

Chief, Minority Business Development Division at Ohio
Development Services Agency

Columbus, Ohio Area · 368 connections · **Contact info**

 **Ohio Development S Agency**

 **University of Illinois Urbana-Champaign**

Experience



Chief, Minority Business Development Division

Ohio Development Services Agency

Sep 2015 – Present · 4 yrs 11 mos

Columbus, OH

Appointed by Governor John Kasich in September of 2015, I am responsible for leading the
state's efforts to help develop and grow Ohio minority, disadvantaged and women-owned
businesses. Working closely with the Ohio Minority Business Advisory Council, in addition to
being an active member of the Minority Development Financing Advisory Board. The role also
oversees a network of fourteen Minority Business Assistance Centers around the state that
support the Agency's minority business development efforts.

Vice President

JP Morgan Chase (Government & Non-Profit Lending)

2011 – 2015 · 4 yrs

Columbus, Ohio Area

Responsible for analyzing and approving municipal credits in more than in 21 states. Work
closely with Relationship Managers as the product expert to help them understand the credit,
provide appropriate credit and risk evaluations to facilitate accurate pricing, and also provide
timely turnaround to meet RFP deadlines. Perform research to ensure an understanc **...see mor**

Division Director

Robert Half Finance & Accounting
2009 – 2011 · 2 yrs
Columbus, Ohio Area

Responsible for oversight of the Permanent Placement Division for the Columbus metropolitan market. Managed external client and candidate relationships resulting in the placement of highly skilled accounting and finance professionals with Robert Half clients.

Director, Public Finance

The Huntington Investment Company
2006 – 2008 · 2 yrs
Columbus, OH

Worked to establish presence and visibility of the Public Finance Group as an initial market underwriter by establishing new relationships with state agencies and local municipalities.

Developed new relationships with local municipalities and state agencies focusing ir ...see mor

Vice President, Real Estate Acquisitions

Paramount Financial Group
2001 – 2005 · 4 yrs
Granville, OH

Developed and cultivated key new relationships with developers and municipal bond issuers resulting in real estate transactions in the East Coast, Mid-Atlantic, Midwestern and West-Coast regions of the country. Analyzed, negotiated, structured and closed real estate transactions financed with low-income housing tax credits, tax-exempt bonds, conv ...see mor

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Education



University of Illinois at Urbana-Champaign

Bachelor of Science - BS, Accountancy
1983 – 1988



DePaul University - Charles H. Kellstadt Graduate School of Business

Master of Business Administration - MBA, Finance, General
1995 – 1997

Volunteer Experience

Chairman

New Albany Joint Park District Board Member

2007 – 2011 • 4 yrs

Health

Finance Committee Member

New Albany Plain Local Schools

2006 – 2009 • 3 yrs

Education



Board Member

Columbus Urban League

2007 – 2008 • 1 yr

Social Services



